Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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(212) 818-8881		(212) 818-8614

email address
ahudders@graubard.com

September 16, 2005

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Mail Stop 3561
450 Fifth Street, N.W.
Washington, DC 20549

Re: Origin Agritech Limited
Registration Statement on Form S-4
Amendment No. 3 filed on September 16, 2005
File No. 333-124709

Dear Mr. Reynolds:

On behalf of Origin Agritech Limited (“Agritech”), a wholly owned subsidiary of Chardan China Acquisition Corp. (“Chardan”), we respond as follows to the Staff’s comments received on September 8, 2005 relating to the above-captioned registration statement. Captions and page references herein correspond to those set forth in your letter. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the responses to each comment immediately thereafter.

Defined terms used in this letter have the meanings assigned to them in the registration statement.

Mr. John Reynolds
September 16, 2005

General

1.
We note your response to our previous comment two. Please file as an exhibit to the registration statement a signed consent of counsel, Lehman, Lee & Xu, to the use of their name and opinion. Please see Item 101(g)(2) of Regulation S-K.

We have obtained the consent of Lehman, Lee & Xu in reference to the statements in the section about enforcement of foreign judgments in the PRC, and have filed this as an exhibit.

2.	We note the use of the term “Origin Stockholders” throughout the prospectus, but the term does not appear to be defined in the prospectus. Please revise to define the term.

We have defined the term “Origin Stockholders” on the cover of the proxy/prospectus. It was also defined in the letter to the stockholders.

Prospectus Cover Page

3.	We note the use of the term “pari passu” on the cover page of the prospectus. Please use everyday words on the front cover page of the prospectus. See Rule 421(d) of Regulation C.

We have eliminated the term pari passu and used everyday words to describe the fact that the rights will be the same.

Questions and Answers about the Meeting, page 6

4.
On page 8, in the answer to the question “How much dilution will I experience,” we note the disclosure to the additional 200,000 shares that will be issued if the acquisition is consummated. Please describe in the answer or in another section, the persons that would receive the 200,000 shares.

We have added the name of the entity to which the shares will be issued (Best of the Best). This issuance is also described in the discussion about the contract with and compensation to the Best of the Best in the body of the proxy/ prospectus.

Interests of Chardan Directors and Officers in the Stock Purchase, page 18

5.
Please explain whether any officers and directors would be personally liable for any of Chardan’s liabilities if the business combination is not consummated. Also revise as appropriate the last risk factor on page 37 that begins “Chardan directors and executive officers have Interests in the stock purchase that are different than yours.”

Mr. John Reynolds
September 16, 2005

As requested, we have added statements on page 18-19 and page 33 and elsewhere indicating the personal liability for Chardan’s liabilities if the business combination is not consummated.

Chardan Historical Financial Information, page 25

6.
We note the statement that refers to “[c]ommon stock subject to possible redemption.” Throughout the registration statement, please reconcile; this statement with disclosure that refers to common stock subject to “conversion.”

We have changed throughout the text the word redemption to conversion, in the context of the right to obtain an amount from the trust account by public shareholders of Chardan. This distinguishes the concept of conversion from the redemption provisions which apply to the public common stock purchase warrants or in the table of stockholder rights.

Market Price Information, page 28

7.	Please update the disclosure of stock prices through the second quarter of 2005.

We have updated the tables on page 28 and page 146.

8.
We note the statement that “[i]t is anticipated that the number of Agritech common stock after the redomestication merger will be the same as the number of holders of Chardan common stock.” Please reconcile this statement with your disclosure that 10,000,000 shares of common stock of Agritech will be issued to the Origin Stockholders.

We have added a statement that additional record holders will exist as a result of the issuance of shares of common stock as consideration for the acquisition. The additional persons will number 11.

Risk Factors, page 29

9.
On page 36, in the risk factor beginning “[t]he combined company’s working capital could be reduced,” it appears that the maximum amount of funds that could be disbursed to Chardan’s stockholders upon exercise of their conversion rights is an amount that could currently be determined. Please revise.

As discussed with Ms. Howell, we have made no change to this risk factor since the risk factor currently provides for us to state the maximum dollar amount that might be paid in the case of conversions by Chardan stock holders. That dollar amount is stated in the body of the risk factor. The blank will be filled in once the record date is selected and a proper determination can be made of the amount that may be paid out from the trust account for redemptions.

Mr. John Reynolds
September 16, 2005

10.	Consider adding a risk factor discussing the risks and burdens the company faces in complying with regulations in China. Clarify whether Origin is currently in compliance with all Chinese regulations.

On page 34, we have added a risk factor relating to government regulation and the requirement to have licenses for its products and the consequence of not having such a license. On page 106 we have added as statement that Origin believes that it is current compliance with all applicable regulations.

Origin’s and the Origin Operating Companies’ record of growth and expansion and high potential for future growth, page 49

11.
We note the statement that “[i]n 2003, Origin received orders and deposits for approximately 78% of the succeeding year’s sales.” We also note the next statement that “[f]or the 2005 growing year, Origin received deposits for approximately 39 million kilograms of seed product, consistent with its prior experience.” These two statements do not provide the reader with comparable figures. Please consider revising to provide comparable figures for the periods presented, e.g. kilograms of seeds or deposit percentages.

On page 49, we have reconciled the reference to kilograms to indicate that 39 million kilograms of seeds is equivalent to 78% of sales. Based on my conversations with the company, it appears to be the same for each of the two years.

Satisfaction of 80% Test, page 54

12.
We note that the disclosure regarding the enterprise value is based upon the assumption of Origin receiving an estimated $20 million of capital from the combination and from the exercise of warrants. The inclusion of these amounts does not appear reasonable in detaining the enterprise value of Origin as a stand alone entity. Please disclose how Origin has a fair market value equal to at least 80% of the net assets of Chardan without receiving the additional capital. Further, provide a detailed calculation of the enterprise value of Origin.

On pages 56 and 57, we have eliminated the use of the funds to be received from the acquisition in the calculation of the enterprise value for fiscal year 2005, the year in which the closing will occur. We have disclosed how we arrived at the fact that the 80% test was met, and demonstrated it by showing the mathematics. We have provided a detailed calculation of the enterprise value for fiscal year 2005.

13.
Please clarify that the projection of net income for 2005 on page 54 was solely for purposes of management determining a valuation of the company and should not be relied upon as a projection for anticipated net income for 2005. If you do consider this to be a projection of anticipated net income, please provide the basis for this projection consistent with Item 10(d) of Regulation S-B. Also, include a disclosure warning investors about placing undue certainty on projections.

Mr. John Reynolds
September 16, 2005

We have clarified on page 56 that the net income was only for determining the valuation, made reference that the projections should not be relied on because they are based on various assumptions and disclosed that projections are uncertain.

The Stock Purchase Agreement, page 58

Structure of the Stock Purchase and Redomestication Merger, page 58

14.
We note the statement that “[a]t the time that Origin is acquired by Agritech, Origin will acquire direct ownership and rights to control the stock of the Origin Operating Companies.” Please reconcile this statement with the disclosure on page 13 that “on December25, 2004 Origin entered into consignment agreements.”

We corrected the statement on page 58 to reflect the fact that the consignment agreements were executed in December 2004 and that, at the consummation of the acquisition, Origin will have control of the subsidiaries.

15.
We note the statement that “[t]he term of the agreement is initially these years, but is automatically renewed indefinitely until both Origin and the consignee agree to terminate.” Please describe whether the consignees will be the control persons of Origin. Describe what corporate action would be required for Origin to terminate the consignment agreements. Also describe the protections available to the Origin Agritech minority shareholders from the Origin control persons terminating the consignment agreements. Please explain the possible results if Origin and the consignees agreed to terminate the consignment agreements. You may want to consider an additional risk factor in regards to the consignees also being the control persons of Origin.

At pages 73-74, we have added a lengthy discussion about the corporate protections, the fact that the consigned agreement does not apply to shares actually transferred to Origin when restrictions are lifted and the other protections Agritech will have with respect to the consignment of shares. These were taken into account when electing to follow this means of acquisition and control. We have added a risk factor reflecting these protections and the consequence of the loss of the rights to consigned shares. We have indicated that there are only three persons that will be consigning shares who will be control persons of Origin, and named them. We have indicated that BVI law would require shareholder approval of the disposition of a substantial asset determined to be 50% or more of the assets of the company.

Mr. John Reynolds
September 16, 2005

Differences of Stockholder Rights, page 77

16.
Please compare the rights o minority shareholders under the laws of Delaware and the British Virgin Islands. If the rights of minority shareholders are less in the British Virgin Islands than in Delaware, please include an additional risk factor that addresses this point.

We have added a discussion on page 86 of the minority shareholder rights under BVI law and briefly discussed the similarity with Delaware law, but for the likely difference in enforcement.

Information about the Origin Parties, page 94

17.
We note the disclosure that 98.94% of revenues were related to licensed hybrid seeds. Please clarify throughout the prospectus that such a large percent of your business is currently derived from licensed seeds. Add a risk factor discussing the risk to your business from substantially all of your revenues being generated from licensed seeds and discuss tie reliance upon a few key suppliers. Also, consider discussing this risk in the MD&A. Clarify the nature of the licensing arrangements. For instance, how long do these licensing agreements typically last?

We have indicated here and in many other places the level of licensed seeds and the dependence on licensed seeds in the past. We have added a risk factor as suggested on page 31. We have added discussion in the MD&A about the reliance and risk of the licensed seeds. We have added to the general discussion of the license agreements that there is no defined term for the agreement. These agreements continue so long as the parties are fulfilling their obligations. The agreements are also written in such a way so as to permit the Origin Operating Companies to stop using the licensed seeds whenever they elect.

Intellectual Properly Base, page 96

18.	Please place the two asterisks next to the item referred to in the table.

We have added the two asterisks to correlate the footnote to the agreement in the table..

19.	Please reconcile the statement that “in 2004, Origin delivered four now proprietary corn seeds and one cottonseed products” with the disclosure in the table in this section.

We have reconciled the number of deliveries in each year so that the text and the table reflect each other.

20.
We note the statement that no other seed products represent more than 10% of sales. Please disclose whether any one company licensing seeds to your company accounted for 10% or more of your revenues. Also, state for each major supplier the total amount of sales attributable to that supplier rather than to a particular seed.

Mr. John Reynolds
September 16, 2005

At page 101, we have added a statement that except as disclosed with respect to the Corn Research Institute of Li County and Henan Agricultural University there is no one entity that accounts for seeds representing more than 10% of revenues, as discussed with Mr. Howell.

21.
We note the projection for 2005 that approximately 85% of your seed sales will be from licensed seeds and approximately 15% will be from your own proprietary seeds. Please disclose the basis for this projection. If this is based upon seed pre-orders, please clarify.

We have indicated the basis for the projection which is the pre-orders and deposits for the next year’s growing season.

Management’s Discussion and Analysis of Financial Condition and Plan of Operation, page 105

Critical Accounting Policies, page106

22.
We reviewed your response to our prior comment 33 and your revised disclosure does not appear to address our entire comment. Please expand disclosure on page 104 to include your policies concerning the timing of recognition of subsidies (e.g., upon receipt, upon satisfaction of performance criteria).

We have added statements in the MD&A and the notes to the financials indicating Origin’s policies concerning the timing of its recognition of subsidies, and the basis for being able to make the recognition at the time received.

Plan of Operations, page 117

23.
Please explain in more detail the $317,664 of consulting expenses fur the period from December 5, 2003 to June 30, 2005. Please explain whether these expenses include payments to the public relations firm and name the public relations firm.

We have detailed the amount $317,664, indicating the amount and recipient of the payment. We have indicated they include payments to a public relations firm, and have stated the name in the prospectus / proxy statement. The firm is: The Equity Group, Inc.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 121

24.
We reviewed your response to our prior comment 36, noting you believe the inclusion of options and warrants in your pro forma diluted earnings per share calculation would be anti-dilutive since the related exercise prices are in excess of the market prices. Tell us the exercise prices of the company’s outstanding options and warrants, including the underwriters’ purchase option, and the market prices used in your determination.

Mr. John Reynolds
September 16, 2005

The exercise price of the publicly held common stock purchase warrants is $5.00 and the UPO exercise price is $9.90. The average price of a share of stock during the period (year 2004) was $4.96 and the average price of a unit during the period (year 2004) was $6.48. Therefore, neither of the public warrants nor the UPO securities are included in the diluted EPS.

Beneficial Ownership of Securities, page 138

25.
A beneficial ownership table of Origin should be included as required by Item 403 of Regulation S-K. See Item 18(a)(5)(ii) of Form S-4. Please present the table giving effect to the stock purchase agreement and the merger and include a footnote explaining the presentation.

We have added a table of ownership of the officers and directors of Agritech after the acquisition of Origin. The presentation is described in the introduction and there is footnote disclosure for the ownership and beneficial ownership.

Consolidated Financial Statements of State Harvest Holdings Limited

Consolidated Statements of Shareholders’ Equity, page F-4

26.
We reviewed your response to our prior comment 40 indicating that the financial statements are retroactively restated. Considering your statement of shareholders’ equity disclosed 100 million shares of common stock outstanding at December 31, 2003 and 10,000 common shares outstanding at December 31, 2004, your response does not appear to be consistent with your disclosure. We reissue our comment to provide footnote disclosure describing the mechanics of the capital restructuring in 2004 and revise the financial statements accordingly.

Origin and its outside auditors have reviewed your comment, and Origin made changes to the Consolidated Balance Sheet, and Consolidated Statements of Operations and the Consolidated Statements of Shareholders’ Equity to reflect the capitalization on pages F-2, F-3 and F-4.

Mr. John Reynolds
September 16, 2005

Part II

Exhibits

27.
Exhibit 10.27 as filed on EDGAR appears to be several exhibits in addition to the Technology Transfer Agreement between Henan Agricultural University and Beijing Origin Seed Limited. Please revise the index list to include all exhibits filed. In addition, Exhibit 10.28, Joint Development Agreement, does not appear to include all the pages to the agreement. Please revise and refile the agreement.

We have revised Exhibit 10.27 to split out the different agreements and revised the index. Exhibit 10.28 is fully presented, as we confirmed with Ms. Howell.

28.	Please file executed copies of exhibits 2.2 and 10.27.

Exhibit 2.2 is a form of agreement, not signed until closing. We have filed executed copies of the agreement previously filed as Exhibit 10.27.

If you have any further questions please do not hesitate to contact the undersigned.

Sincerely,

/s/ Andrew D. Hudders

Andrew D. Hudders

ADH:kab
Enclosure